[redacted]

14041580

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66055

TJ 9/11/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alvarez & Marsal Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Avenue, 8th Fl
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith A. Winters 212 - 328-8594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/12/14

OATH OR AFFIRMATION

I, Keith A. Winters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alvarez & Marsal Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. CARRINGTON
Notary Public, State of New York
No. 01CA6012077
Qualified in Nassau County
Commission Expires Aug 17, 2014

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & MARSAL SECURITIES, LLC

CONTENTS

GRASSI & CO.
Accountants and Success Consultants•

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To The Managing Member
Alvarez & Marsal Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Alvarez & Marsal Securities, LLC (the "Company") at December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of the financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ■ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alvarez & Marsal Securities, LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 25, 2014

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS		
Cash and cash equivalents	$	2,303,239
Due from member		702,657
TOTAL ASSETS	$	3,005,896

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	331,655
TOTAL LIABILITIES		331,655
MEMBER'S EQUITY		2,674,241
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,005,896

The accompanying notes are an integral part of this financial statement.

ALVAREZ & MARSAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 1 - Organization and Nature of Operations

Alvarez & Marsal Securities, LLC (the "Company") is a Delaware limited liability company, formed on September 24, 2002. The Company's sole member is Alvarez & Marsal North America, LLC (the "Parent"). On January 7, 2004, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and commenced operations. The Company provides investment-banking services to its customers throughout the United States of America from offices in New York City, NY Phoenix, AZ and Greenwich, CT.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company performs services in connection with mergers and acquisitions, private financings and capital raising activities. The Company recognizes revenue from these services in the period the services are provided to its customers. Success fees are recorded upon the close of the underlying transactions. Fees received in advance but not yet earned are deferred.

Accounts Receivable

The Company estimates an allowance for doubtful accounts based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable where events or changes in circumstances indicate that the carrying amounts may not be recoverable. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable. The Company had no accounts receivable at December 31, 2013.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and New York City income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Parent's members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company follows the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance regarding uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements, as the Company has determined it had no uncertain tax positions at the date of adoption and through December 31, 2013.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. In general, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2010. The years 2010 to 2013 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company shares office space, equipment and administrative expenses with its Parent pursuant to a service agreement. For the year ended December 31, 2013, the Company was charged $390,308 related to this agreement. Such amount is included in occupancy, office and other expenses.

The Company is charged and receives allocations or reimbursements of expenses from its Parent and affiliates under common ownership based on introductions of fee revenues between the Parent and its affiliates. For the year ended December 31, 2013, the Company received $940,079 of such net charges, which are included as part of compensation and related expense.

Note 3 - Related Party Transactions (cont'd.)

Advances to and from the Parent are noninterest-bearing, unsecured and are each shown as separate net amounts in operating activities on the statement of cash flows.

Note 4 - Concentrations

The Company maintains cash balances in one financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year ended December 31, 2013, the Company provided services to four major customers comprising 21%, 18%, 12% and 11% respectively, of total revenues.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At December 31, 2013, the Company had net capital of $1,971,584, which exceeded its requirements by $1,949,473. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2013, this ratio was 0.17:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 6 - 401(k) and Retirement Plan

The Company maintains a retirement plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the Board of Directors of the Parent, and the Company reserves the right to change or eliminate retirement contributions at any time. For the year ended December 31, 2013, the Company contributed approximately $289,000 to this plan. The Company also has a qualified 401(k) deferred compensation plan, which provides that eligible employees may defer payment of taxes on a portion of their salary by making contributions to the plan through payroll deductions.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2013 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.

ALVAREZ & MARSAL SECURITIES, LLC

THE AUDITORS' COMMUNICATION WITH
THOSE CHARGED WITH GOVERNANCE

FOR THE YEAR ENDED DECEMBER 31, 2013

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

To The Managing Member
Alvarez & Marsal Securities, LLC

We have audited the financial statements of Alvarez & Marsal Securities, LLC (the "Company") for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit and certain information related tour audit findings.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated November 12, 2013, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility for the supplementary information accompanying the financial statements, as described by professional standards, is to evaluate the presentation of the supplementary information in relation to the financial statements as a whole and to report on whether the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Planned Scope and Timing of the Audit

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit involved judgment about the number of transactions to be examined and the areas to be tested.

Our audit included obtaining an understanding of the entity and its environment, including internal control, sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing, and extent of further audit procedures. Material misstatements may result from (1) errors, (2) fraudulent financial reporting, (3) misappropriation of assets, or (4) violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Alvarez & Marsal Securities, LLC are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

An Independent Firm Associated with Moore Stephens International Limited
488 Madison Avenue
New York, New York 10022
(212) 661-6166 ▪ (212) 832-1110
Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

Accounting estimates are generally an integral part of financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates may be particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no significant estimates to the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The supplemental schedule and related financial disclosure found in Note 5 concerning the Company's regulatory net capital compliance and the disclosures about the related party transactions in Note 3 are particularly sensitive.

The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have represented to us in your letter dated February 25, 2014 that you have considered the effects of uncorrected misstatements and that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the management of Alvarez & Marsal Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 25, 2014